Filed by IAC/InterActiveCorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

Date: May 3, 2017

The following materials were posted by Werkspot BV, an indirect wholly owned subsidiary of IAC/InterActiveCorp, to its website and twitter account.

(1)

Tweet (Dutch):  Eigenaar Werkspot koopt concurrent in VS: Eigenaar Werkspot koopt concurrent in VS — De Amerikaanse kluswebsite HomeAdvisor komt onder één dak met zijn grootste concurrent Angie’s List.  Met de overname is een bedrag van ru….

Tweet (English):  Owner of Werkspot buys a competitor in USA:  Owner of Werkspot buys a competitor in US — US home website HomeAdvisor comes under one roof with its biggest competitor Angie’s List.  The acquisition is an amount of…

The following is an unofficial translation of the article written by a third party and made available via a link in the above-referenced communication posted by Werkspot on May 2, 2017 under the Twitter handle @Werkspot at https://twitter.com/Werkspot.  Due to the complexities of language translation, translations are not always precise.  There is no assurance as to the accuracy, reliability or completeness of the translation. The Dutch version of the article follows the English translation.

Originally appeared in Dutch in DFT at http://www.telegraaf.nl/dft/nieuws_dft/28091240/_Eigenaar_Werkspot_neemt_rivaal_over_.html?utm_source=t.co&utm_medium=referral&utm_campaign=dfttf

Owner of Werkspot buys a competitor in USA

AMSTERDAM (AFN) — The American home website HomeAdvisor comes under one roof with its biggest competitor Angie’s List. The acquisition amounts to over 500 million dollars (458 million euros).  HomeAdvisor, which owns Werkspot in the Netherlands, announced the news on Tuesday.

HomeAdvisor is part of the IAC technology group, which also owns Vimeo, The Daily Beast and dating app Tinder.  IAC plans to bring Angie’s List together with HomeAdvisor in a newly listed company.  IAC will hold a shareholding of 87 to 90 percent of the shares in the newly listed company.

Like Werkspot, HomeAdvisor and Angie’s List are online marketplaces that connect professional clients with private clients.  HomeAdvisor is the market leader in the United States and has subsidiaries in Germany, France, Italy and Canada.  Last year, HomeAdvisor’s sales totaled almost half a billion dollars.

Eigenaar Werkspot koopt concurrent in VS

AMSTERDAM (AFN) -  De Amerikaanse kluswebsite HomeAdvisor komt onder één dak met zijn grootste concurrent Angie’s List. Met de overname is een bedrag van ruim 500 miljoen dollar (458 miljoen euro) gemoeid. Dat maakte het bedrijf, in Nederland eigenaar van Werkspot, dinsdag bekend..

HomeAdvisor maakt deel uit van technologieconcern IAC, dat ook eigenaar is van onder meer videodienst Vimeo, nieuwssite The Daily Beast en datingapp Tinder. IAC wil Angie’s List na de overname met HomeAdvisor samenbrengen in een nieuw, beursgenoteerd bedrijf. Zelf zal het daarin een aandelenbelang houden van 87 tot 90 procent.

Net als Werkspot zijn HomeAdvisor en Angie’s List onlinemarktplaatsen die professionele klussers in contact brengen met particuliere opdrachtgevers. HomeAdvisor is op dat gebied marktleider in de Verenigde Staten en heeft daarnaast dochterondernemingen in Duitsland, Frankrijk, Italië en Canada. Het was vorig jaar goed voor een omzet van bijna een half miljard dollar.

(2)

Tweet (Dutch): Eigenaar Werkspot koopt concurrent in VS: Amerikaanse HomeAdvisor koopt concurrent voor ruim 500 miljeon…De Amerikaanse klusewebsite HomeAdvisor komt onder één dak met zijn grootste concurrent Angie’s List.  Met de overname is eeen bedrag van ru…

Tweet (English):  Owner of Werkspot buys a competitor in US:  US HomeAdvisor buys a competitor for more than 500 million...The US home services website HomeAdvisor comes under one roof with its biggest competitor Angie’s List.  The acquisition is an amount of…

The following is an unofficial translation of the article written by a third party and made available via a link in the above-referenced communication posted by Werkspot on May 2, 2017 under the Twitter handle @Werkspot at https://twitter.com/Werkspot.  Due to the complexities of language translation, translations are not always precise.  There is no assurance as to the accuracy, reliability or completeness of the translation. The Dutch version of the article follows the English translation.

Originally appears in Dutch in NU at http://www.nu.nl/beurs/4663668/amerikaanse-homeadvisor-koopt-concurrent-ruim-500-miljoen-dollar.html?redirect=1

US HomeAdvisor buys a Competitor for over $500 Million

The American home website HomeAdvisor comes under one roof with its biggest competitor Angie’s List. The acquisition amounts to over 500 million dollars (458 million euros).  HomeAdvisor, which owns Werkspot in the Netherlands, announced the news on Tuesday.

HomeAdvisor is part of the IAC technology group, which also owns Vimeo, The Daily Beast and dating app Tinder.  IAC wants to bring Angie’s List together with HomeAdvisor in a newly listed company.  IAC will hold a shareholding of 87 to 90 percent of the shares in the newly listed company.

Like Werkspot, HomeAdvisor and Angie’s List are online marketplaces that connect professional clients with private clients.  HomeAdvisor is the market leader in the United States and has subsidiaries in Germany, France, Italy and Canada.  Last year, HomeAdvisor’s sales totalled almost half a billion dollars.

Amerikaanse HomeAdvisor koopt concurrent voor ruim 500 miljoen dollar

De Amerikaanse kluswebsite HomeAdvisor komt onder één dak met zijn grootste concurrent Angie’s List. Met de overname is een bedrag van ruim 500 miljoen dollar (458 miljoen euro) gemoeid. Dat maakte het bedrijf, in Nederland eigenaar van Werkspot, dinsdag bekend.

HomeAdvisor maakt deel uit van technologieconcern IAC, dat ook eigenaar is van onder meer videodienst Vimeo, nieuwssite The Daily Beast en datingapp Tinder.

IAC wil Angie’s List na de overname met HomeAdvisor samenbrengen in een nieuw, beursgenoteerd bedrijf. Zelf zal het daarin een aandelenbelang houden van 87 tot 90 procent.

Net als Werkspot zijn HomeAdvisor en Angie’s List onlinemarktplaatsen die professionele klussers in contact brengen met particuliere opdrachtgevers. HomeAdvisor is op dat gebied marktleider in de Verenigde Staten en heeft daarnaast dochterondernemingen in Duitsland, Frankrijk, Italië en Canada.

Het was vorig jaar goed voor een omzet van bijna een half miljard dollar.

(3)

Tweet (Dutch):  Moederbedrijf @Werkspot en @InstapoIT neemt @AngiesList over.  Persbericht via bit.ly/2pUbQRG #acquisitie #groei # business

Tweet (English):  Mother Company @Werkspot and @InstapoIT takes over @AngiesList.  Press release via bit.ly/2pUbQRG #acquisition #growth #business

The following is an unofficial translation of the article made available via a link in the above-referenced communication posted by Werkspot on May 2, 2017 under the Twitter handle @Werkspot at https://twitter.com/Werkspot.  Due to the complexities of language translation, translations are not always precise.  There is no assurance as to the accuracy, reliability or completeness of the translation. The Dutch version of the article follows the English translation.

Originally appears in Dutch on Werkspot’s website at https://www.werkspot.nl/blog/eigenaar-werkspot-neemt-beursgenoteerd-angie-s-list-over

Owner of Werkspot takes Stock of Angie’s List

Amsterdam, May 2, 2017 — IAC (NASDAQ: IAC) and Angie’s List, Inc. (NASDAQ: ANGI) concluded a final agreement to combine IAC’s HomeAdvisor and Angie’s List into the listed company ANGI Homeservices Inc.  Angie’s List is the second player in the US online retail market.  IAC is expected to own over 85 percent of the shares of ANGI Homeservices Inc. after the transaction is completed.  HomeAdvisor International, with the Netherlands-based Werkspot.nl, will be part of the new company.

The transaction combines the power of the well-known Angie’s List, which has a large audience in the US, with HomeAdvisor, IAC’s market leader.  HomeAdvisor has the largest network of high-quality professionals and a consumer product that has recorded sales growth of 35 percent for seven consecutive quarters.  ANGI Homeservices has the goal of growing 20 to 25 percent per year over the next five years, with an EBITDA margin of up to 35 percent.

Ronald Egas, CEO of Werkspot and Instapro, said: “In Europe, we are just beginning; the online retail market is now less than 10 percent of the total market.  In the US, the market is already mature, which gives us a positive perspective that we can further build the market in Europe.  And that is confirmed with Werkspot in the Netherlands, with 30 percent growth in job assignments in the first quarter.  Consumers and professionals are increasingly finding each other online.”

“This is now the 10th listed company that results from what was one business in 1995, with $ 48 million revenue and a market capitalization of $ 201 million - the start of IAC. Today, this is over 43 billion dollars, accounting for an annual return of 13.3 percent. Although it’s hard to predict the future, I think this will just keep going,” said Barry Diller, president of IAC and Expedia, Inc.

Eigenaar Werkspot neemt beursgenoteerd Angie’s List Over

Amsterdam, 2 mei 2017 - IAC (NASDAQ: IAC) en Angie’s List, Inc. (NASDAQ: ANGI) hebben een definitieve overeenkomst gesloten om IAC’s HomeAdvisor en Angie’s List te combineren in het beursgenoteerde bedrijf ANGI Homeservices Inc. Angie’s List is de tweede speler in de Amerikaanse markt van online klusaanbestedingen. IAC zal naar verwachting na afloop van de transactie meer dan 85 procent van de aandelen van ANGI Homeservices Inc. bezitten. HomeAdvisor International, met het in Nederland opererende Werkspot.nl, is nu ook onderdeel van een beursgenoteerde onderneming

De transactie combineert de kracht van het bekende merk Angie’s List, dat een groot publiek heeft in de VS, met HomeAdvisor, de marktleider van IAC. HomeAdvisor heeft het grootste netwerk van hoge kwaliteit vakmannen en een consumentenproduct dat zeven opeenvolgende kwartalen een omzetgroei van 35 procent heeft geboekt. ANGI Homeservices heeft de doelstelling om de komende vijf jaar op rij 20 tot 25 procent per jaar te groeien met een

EBITDA marge die ongeveer tot 35 procent zal oplopen.

Ronald Egas, CEO van Werkspot en Instapro, licht toe: “In Europa staan we nog maar aan het begin, de online klusmarkt is nu minder dan 10 procent van de totale markt. In de VS is de markt al meer volwassen, dit geeft ons een positief perspectief dat we de markt in Europa nog verder uit kunnen bouwen. En dat wordt in Nederland met Werkspot bevestigd met een groei van 30 procent in klusopdrachten in het eerste kwartaal. Consumenten en vakmannen vinden elkaar steeds makkelijker online.”

“Dit is nu het 10e beursgenoteerde bedrijf dat voortvloeit uit wat in 1995 één bedrijf was, met 48 miljoen dollar omzet en een marktkapitalisatie van 201 miljoen dollar — het begin van IAC. Vandaag de dag is dit ruim 43 miljard dollar, goed voor een jaarlijks rendement van 13,3 procent. Hoewel het moeilijk is om de toekomst te voorspellen, denk ik dat dit gewoon door zal blijven gaan,” zei Barry Diller, voorzitter van IAC en Expedia, Inc.

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LinkedIn post (Dutch):  Overnamenieuws:  Eigenaar Werkspot/Instapro neemt beursgenoteerd Angie’s List over.  Ronald Egas, CEO van Werkspot en Instapro, licht toe:  “In Europa staan we nog maar aan het begin, de online klusmarkt is nu minde”:  Eigenaar Werkspot neemt beursgenoteerd Angie’s List over.

LinkedIn post (English):  Overnight news:  Owner of Werkspot/Instapro takes stock of Angie’s List.  Ronald Egas, CEO of Werkspot and Instapro, said: “In Europe, we are just beginning, the online retail market is now reminded”: Owner of Werkspot takes stock of Angie’s List.

The LinkedIn post includes a link to a page which originally appears in Dutch on Werkspot’s website at https://www.werkspot.nl/blog/eigenaar-werkspot-neemt-beursgenoteerd-angie-s-list-over.  A translation of this page is provided above.

The LinkedIn post above included a link to a page which originally appears in Dutch on Werkspot’s website at https://www.werkspot.nl/blog/eigenaar-werkspot-neemt-beursgenoteerd-angie-s-list-over.  A translation of this page is provided above.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC/InterActiveCorp’s (“IAC”) and/or Halo TopCo, Inc.’s (“NewCo”) future financial performance, IAC’s and/or NewCo’s business prospects, strategy and anticipated trends in the industries in which IAC’s and/or NewCo’s businesses operate, or will operate, and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.  In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements.

In addition to factors previously disclosed in IAC’s and Angie’s List, Inc.’s (“Angie’s List”) reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance:  (1) the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the Agreement and Plan of Merger (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against IAC, NewCo, Merger Sub or Angie’s List; (3) the failure to obtain the necessary stockholder approval or to satisfy any of the other conditions to the proposed transactions on a timely basis or at all;

(4) the possibility that the anticipated benefits of the proposed transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the HomeAdvisor business and Angie’s List or as a result of changes in the economy and competitive factors in the areas where the HomeAdvisor business and Angie’s List do business; (5) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) diversion of management’s attention from ongoing business operations and opportunities; (7) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transactions; (8) changes in asset quality and credit risk; (9) the potential liability for a failure to meet regulatory requirements; (10) potential changes to tax legislation; (11) the potential effect of the announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with employees, customers and competitors; (12) the ability to retain key personnel; and (13) changes in local, national and international financial market, insurance rates and interest rates.  Forward looking statements speak only as of the date they are made and IAC, NewCo and Angie’s List do not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s, NewCo’s and Angie’s List’s public filings with the SEC, including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC and NewCo with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.investor.angieslist.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed transaction, NewCo intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Angie’s List and a prospectus of NewCo, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, NewCo, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List’s stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.